SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
OCTOBER 26, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:     Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
AngloGold Ashanti welcomes Anglo American’s intention to reduce its shareholding, while remaining a significant shareholder in AngloGold Ashanti

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AngloGold Ashanti welcomes Anglo American’s intention to reduce its shareholding, while remaining a significant shareholder in AngloGold Ashanti
JOHANNESBURG --- 26 October 2005 --- AngloGold Ashanti welcomes the announcement by Anglo
American, namely that it intends to provide AngloGold Ashanti with greater flexibility to pursue its strategy by deciding to reduce its shareholding in the company, whilst still intending to remain a significant shareholder in the medium term.
AngloGold Ashanti was formed in 1998 through the consolidation of Anglo American’s gold interests, at the time held through eight separately listed South African companies. AngloGold Ashanti started from an almost exclusively South African production base and has been transformed through a range of asset acquiring transactions, the most recent of which was its merger with Ashanti Goldfields.
AngloGold Ashanti is now a leading diversified gold major currently operating 20 gold mines in ten countries.
Since 1998, in the context of AngloGold Ashanti’s acquisition strategy, Anglo American has had to buy shares in the market, in order to keep its equity stake in AngloGold Ashanti at above the 50% level and thereby maintain AngloGold Ashanti as a subsidiary. AngloGold Ashanti understands that there are two related issues underlying Anglo American’s intention to reduce its holding in AngloGold Ashanti.
First, AngloGold Ashanti is focused on a strategy that aims to maintain and if possible increase the company’s share of profitable gold ounces, in light of current and prospective market conditions.
Furthermore, given the nature of the gold mining industry, corporate transactions and acquisitions of assets typically use the currency of shares rather than cash. To maintain its investment at the level of a subsidiary (i.e. above 50%) Anglo American would have had to increase its level of investment at each time such a transaction takes place.
Secondly, the market values gold mining companies and diversified mining companies very differently.
One implication of this is the ongoing possibility that the value of Anglo American’s holding in
AngloGold Ashanti is not fully reflected in Anglo American’s own valuation and share price. As the size of Anglo American’s investment in AngloGold Ashanti increases, so does the extent of this potential value discrepancy.
Commenting on Anglo American’s announcement, CEO Bobby Godsell said “I am delighted that Anglo
American is supportive of our strategy and will remain a significant shareholder in the medium term.
We will now enjoy greater trading liquidity, as a consequence of their intention to dilute or be diluted, which is very important for us as a leading global gold company.”
The CEO of AngloGold Ashanti will discuss today’s announcement in a conference call with the media and market to be held today, Wednesday, 26 October 2005, at 17:30 pm (GMT +02:00; 11:30 EDT). In
the same call the AngloGold Ashanti management team will discuss the company’s third quarter results, which will be released to the market prior to the call. This call will replace the earnings calls originally scheduled for Thursday, 27 October 2005.

Conference call details are as follow; in all cases, please reference AngloGold Ashanti. In South Africa, please dial (011) 535 3600 or (0800) 200 648. In North America, please dial (1800) 860 2442 or
(412) 858 4600 and in the UK, dial (0800) 917 7042 or 020 7107 0611. In Australia, please dial
(1800) 350 100.
A replay will be available approximately two hours after the call ends through 09 November. To access the replay in South Africa, please dial (011) 305 2030. In North America, please dial (1877) 344 7529 or
(412) 317 0088 and in the UK, dial (0808) 234 6771 or 020 7108 6233. In Australia, please dial
(1800) 220 860 or +61 7 3018 0212. For all replays, please reference the ID code 2109#.
ends
Queries
                                                 Tel:                                     Mobile                              E-mail:
Charles Carter                         +27 (0) 11 637 6385           +27 (0) 82 330 5373         cecarter@AngloGoldAshanti.com
Steve Lenahan                        +27 (0) 11 637 6248           +27 (0) 83 308 2200         slenahan@AngloGoldAshanti.com
Alan Fine                                  +27 (0) 11 637 6383           +27 (0) 83 250 0757         afine@AngloGoldAshanti.com
In the U.K.:
Rachel Hirst
Hogarth Partnership                +44 (0) 20 7357 9477        +44 (0)7767 323423         rhirst@hogarthpr.co.uk
In the U.S.
Andrea Maxey                          +1 212 7507999                +1 646 549 8992             amaxey@AngloGoldAshanti.com
Frank Sommerfield
Sommerfield Communications
+1 212 255 8386
+1 917 836 1971             frank@sommerfield.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements.
Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2004 which is filed with the
Securities and Exchange Commission on 14 July 2005. This announcement does not constitute an offer of any securities for sale.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date:
OCTOBER 26, 2005
By:  /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary